UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant’s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐            No ☒

Contacts in Santiago, Chile	January 16th, 2020
Andrés Wainer, Chief Financial Officer Paula Vicuña, Investor Relations Officer (56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces the successful pricing of its corporate bond offering in the international markets for USD 300 million

Coca-Cola Andina (“Andina” or “the Company”) completed yesterday the pricing of its corporate bond offering in the international markets for USD 300 million. The Company expects to use the proceeds from this issuance for general corporate purposes and strengthening the Company’s liquidity position, which may include financing of potential acquisitions and repayment of existing indebtedness.

The transaction involves the issuance and placement of bonds in an aggregate principal amount of USD 300 million, due 2050, with a coupon rate of 3.950% and a yield of 3.999%, which translates into 175 basis points over the benchmark rate (U.S. Treasury Bond — 30 Years). The offering is expected to close on or about January 21, 2020.

The issuance is expected to be rated BBB and BBB+ with stable prospects by S&P and Fitch, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. Accordingly, the securities were offered only to qualified institutional buyers within the meaning of Rule 144A under the Securities Act and in offshore transactions to persons other than U.S. persons as defined in Regulation S under the Securities Act.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.6 million people, delivering 750.6 million unit cases or 4,262 million liters of soft drinks, juices, and bottled water during 2018. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, January 16, 2020